SEC File No. 82-34725

Agricore United

SUPPL

FEDERAL BUDGET POSITIVE BOOST FOR CANADIAN AGRICULTURE

May 3, 2006 (Winnipeg) – "Agricore United welcomes the federal government's budget announcements on agriculture," states Wayne Drul, Chair of the Board of Directors.

"The announcement by the federal government that they will direct an additional $1.5 billion into the industry is an acknowledgement of the difficult times faced by many producers," continued Drul. "This is positive, as is Minister Strahl's recognition that there must be long term solutions as well as short term emergency help. We applaud the government for this constructive approach."

Budget documents have included a focus on developing a Canadian biofuels strategy. Additional public statements from Minister Strahl have indicated that research and development will play a significant role in the long term solution to falling farm incomes.

"Agricore United supports the Government of Canada's focus on research and development. We strongly believe that creating an environment that encourages collaboration between the public and private sector will be key in facilitating the development of new products and new plant varieties. This is a critical factor in Canada's future competitive advantage," stated Drul. "Agricore United looks forward to working with the government to make this commitment a reality."

"We are acutely interested in working with the Government of Canada in developing a strategy for cultivating our biodiesel and ethanol industries. Both of these biofuels represent unique opportunities for expansion of Canadian agriculture. If accomplished, this goal will help secure the future prosperity of both Canadian agri-business as well as Canadian farmers."

"We encourage the Government of Canada to move quickly on the development of the policies, legislation, and regulations that will deliver on the commitments to develop Canadian biodiesel and ethanol production and utilization," concluded Drul.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For further information, please contact:

Cam Dahl
Government Relations and Policy Development Officer
(204) 954-1122
cdahl@agricoreunited.com